Press Release

Co[illegible]ing more than 900 college grads in 2004

Automotive supplier investing worldwide in knowledge and innovation

Hannover, February 19, 2004. In Germany alone Continental AG, Hannover, will be employing 460 of the more than 900 new college grads it is hiring worldwide this year. Included in this number is a total of 620 young engineers and natural scientists, roughly 300 of whom will be assigned to jobs in Germany. In doing so the international automotive supplier is steeling itself for the automotive industry's steadily increasing demand in the areas of research and development. "We are gearing ourselves for this trend early on. The payoff will take the form of a hefty boost in our added value," remarks Thomas Sattelberger, head of human resources at Continental.

All told, Continental AG has more than 4,100 engineers on its global payroll, with more than 3,200 of them in Germany. "We file an average of 1300 patent applications each year. This demonstrates not only our enormous innovation prowess but also shows what a highly attractive employer we are in the eyes of creative engineers," underscores Sattelberger. "Vis-à-vis other top companies, though, we're still something of a hidden beauty in the market for talent."

An immense challenge confronts engineers and natural scientists at Continental. "In the years ahead we shall have a tremendous need for electrical and mechanical engineers, chemists and physicists," notes Sattelberger. The company counts, inter alia, ABS systems, the Electronic Stability Program (ESP), distance sensors (radar/infrared), tire inflation pressure monitoring systems, fuel-efficient high-tech tires and zero-emission hose systems among its most widely known developments.

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Continental Aktiengesellschaft
Corporate Communications
Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover
Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055
prkonzern@conti.de
www.conti-online.com

"Our research and development activities are centered in Germany, where more than 75 percent of the corresponding departments are currently located. At the same time we're expanding engineering capacities worldwide in close proximity to the customer and at low-cost production sites," emphasizes Sattelberger.

"In order to maintain a large share of our research and development activities in Germany, it will be necessary that one restore to the colleges and universities in this country the capability to educate at the highest level internationally. The current discussion surrounding elite colleges – not initiated by the business community, by the way – is of little help here. German Harvards are not created in test tubes. You have to first tidy up your house before you can roll out the Persian carpets."

The Continental Corporation, a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers, realized sales of EUR11.4 billion in 2002. It currently has a worldwide workforce of around 69,000.

Hannes Boekhoff
Head of Press
Ph.: +49-0511-938-1278
Fax: +49-0511-938-1055
prkonzern@conti.de